Mail Stop 3561

April 9, 2008

Warren D. Stowell
President and Chief Executive Officer
Telzuit Medical Technologies, Inc.
5422 Carrier Drive, Suite 306
Orlando, Florida 32819

> **RE: Telzuit Medical Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 13, 2008 as amended February 15, 2008**
> **File No. 1-15034**

Dear Mr. Stowell:

We issued comments to you on the above referenced Form 8-K on February 13, 2008. Although you filed an amendment on February 15, 2008, as of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 23, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 23, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Burnett, Staff Accountant, at (202) 551-3330 or me at (202) 551-3841 if you have questions related to this letter. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief